FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month January, 2007

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Unaudited financial results (provisional, according to Indian GAAP) for the quarter and nine months ended December 31, 2006.

2.	Press release dated January 30, 2007 regarding the unaudited financial results (provisional, according to Indian GAAP) for the quarter ended December 31, 2006.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 2, 2006. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
January 30, 2007	Title:	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12294

30 January 2007

Sir,

Sub : Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter and nine months ended 31 December 2006.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter and nine months ended 31 December 2006, which has been taken on record by the Board of Directors in their Meeting, held on 30 January 2007. Please find also attached the press release being issued on the subject.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

A.UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2006

(Rs. in crores)

	Particulars	For the quarter ended December 31,		For the nine months ended December 31,		For the year ended March 31,
		2006	2005	2006	2005	2006
		(unaudited)	(unaudited)	(unaudited)	(Unaudited)	(audited)
1	Revenues from Telecommunication Services	1,066	978	2,958	2,822	3,781
2	Other Income	49	44	124	105	172
3	Interest on Income Tax Refunds	—	54	—	54	56

4	Total Income	1,115	1,076	3,082	2,981	4,009

5	Total Expenditure	812	773	2,258	2,179	2,905
	a. Network Costs	583	560	1,636	1,596	2,096
	b. Operating and Other Expenses	156	160	432	432	600
	c. Salaries and Related Costs	73	53	190	151	209
6	Interest Expense	2	—	4	—	2
7	Depreciation and Amortisation	92	88	287	257	359
8	Prior Period Adjustments, (net)	(24)	(8)	9	(12)	(11)

9	Profit before taxes and exceptional items (1+2+3)-(5+6+7+8)	233	223	524	557	754

10	Exceptional Items:
	a. Expenditure on Voluntary Retirement Scheme / Voluntary Separation Scheme	(20)	—	(20)	—	—
	b. Provision for recoverable pension obligation	—	—	—	—	(6)
	c. Assets written off	—	—	—	—	(61)

11	Profit Before Tax (9+10)	213	223	504	557	687

12	Provision for Taxation	71	73	167	189	207
	a. Current Tax	70	65	167	185	228
	b. Deferred Tax	—	7	(3)	1	(25)
	c. Fringe Benefit Tax	1	1	3	3	4

13	Net Profit (11-12)	142	150	337	368	480

14	Paid up Equity Share Capital (Face value of Rs.10 per share)	285	285	285	285	285
15	Reserves excluding revaluation reserve					5,570
16	Basic and diluted earnings per share before exceptional items (Rs.)	5.45	5.27	12.30	12.92	18.40
17	Basic and diluted earnings per share including exceptional items (Rs.)	4.98	5.27	11.84	12.92	16.83
18	Aggregate of public shareholding
	a. Number of shares	49,681,638	65,613,727	49,681,638	65,613,727	64,796,640
	b. Percentage of shareholding	17.43	23.02	17.43	23.02	22.74

B. SEGMENTS INFORMATION :

(Rs. in crores)

Particulars	For the quarter ended December 31, 2006 (unaudited)				For the quarter ended December 31, 2005 (unaudited)
	Wholesale Voice	Enterprise and Carrier Data	Others	Total	Wholesale Voice	Enterprise and Carrier Data	Others	Total
Revenues from Telecommunication Services	602	344	120	1,066	570	320	88	978

Segment Result	105	290	50	445	100	255	27	382

Unallocated expenses, (net)				(212)				(159)

Profit before tax and exceptional item				233				223
Exceptional Item				(20)				—

Profit before tax				213				223
Provision for tax				71				73

Profit after tax				142				150

(Rs. in crores)

Particulars	For the nine months ended December 31, 2006 (unaudited)				For the nine months ended December 31, 2005 (unaudited)
	Wholesale Voice	Enterprise and Carrier Data	Others	Total	Wholesale Voice	Enterprise and Carrier Data	Others	Total
Revenues from Telecommunication Services	1,643	989	326	2,958	1,622	951	249	2,822

Segment Result	290	811	117	1,218	286	782	64	1,132

Unallocated expenses, (net)				(694)				(575)

Profit before tax and exceptional item				524				557
Exceptional item				(20)				—

Profit before tax				504				557
Provision for tax				167				189

Profit after tax				337				368

(Rs. in crores)

Particulars	For the year ended March 31, 2006 (audited)
	Wholesale Voice	Enterprise and Carrier Data	Others	Total
Revenues from Telecommunication Services	2,163	1,262	356	3,781

Segment Result	460	1,026	86	1,572

Unallocated expenses, (net)				(818)

Profit before tax and exceptional item				754
Exceptional item				(67)

Profit before tax				687
Provision for tax				207

Profit after tax				480

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others. The composition of the reportable segments is as follows:

Wholesale Voice: includes International and National Voice services.

Enterprise and Carrier Data: includes corporate data transmission services like International Private Leased Circuit (IPLC), Frame Relay, Internet Leased Line (ILL) and National Private Leased Circuit (NPLC).

Others: includes Internet, Gateway Packet Switching Service (GPSS), Telex, Telegraph, TV up-linking, Transponder Lease and Other services.

(i)	Revenues and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which is not allocable to segments have been classified as “unallocable expense”.

(ii)	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

Notes:

1.	The above results for the quarter and nine months ended December 31, 2006 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors of the Company at their meeting held on January 30, 2007.

2.	Consequent to the revised Accounting Standard 15 -”Employee Benefits” issued by the Institute of Chartered Accountants of India, becoming effective from April 1, 2006, a charge of Rs.4 crores has been recorded in the current quarter and Rs.8 crores for nine months ended December 31, 2006 in respect of leave salaries and medical benefits. The adjustment to opening reserves required under the transitional provisions of the Standard will be made at the end of the current financial year.

3.	The Company introduced a Voluntary Retirement Scheme (VRS)/Voluntary Separation Scheme (VSS) which was open between November 29, 2006 and January 05, 2007. Termination benefits of Rs.20 crores have been charged to Profit and Loss account in respect of employees whose VRS/VSS applications were accepted on or before December 31, 2006.

4.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

5.	Investor Complaint status:

Outstanding as on October 01, 2006	Total received during the quarter ended December 31, 2006	Total resolved during the quarter ended December 31, 2006	Outstanding as on December 31, 2006
Nil	3	3	Nil

For Videsh Sanchar Nigam Limited

N. SRINATH

EXECUTIVE DIRECTOR

Place : Mumbai

Date : January 30, 2007

Exhibit 2

PRESS RELEASE

Headline: VSNL Q3 PAT up 33%

Mumbai, January 30, 2007: Leading international telecommunications company, VSNL today announced its unaudited financial results under Indian GAAP, for the quarter ended December 31, 2006.

The company’s total income on a standalone basis grew by 4% for the quarter ended, December 31, 2006 to Rs 1,115 crore against Rs 1,076 crore for the quarter ended December 31, 2005. EBITDA for the quarter ended December 31, 2006 was at Rs 254 crore, growing by 24% on a year on year (yoy) and by 28% on a quarter on quarter (qoq) basis.

Profits before taxes and exceptional items for the quarter ended December 31, 2006 was Rs 233 crore, showing a growth of 4% on yoy and 46% on qoq basis.

Volumes in the company’s wholesale voice and enterprise & carrier data businesses continued to grow significantly and the integration of VSNL’s global operations was well underway. VSNL’s performance this quarter in terms of total income at Rs 1,115 crore was its best ever in the preceding twelve quarters.

During the quarter, VSNL was chosen the Best Wholesale Carrier at the World Communications Awards in London, and the ‘Best Pan-Asian Wholesale Provider’ award at the Capacity Magazine Global Wholesale Telecommunications Awards held in Amsterdam.

About VSNL

Videsh Sanchar Nigam Limited (VSNL), a part of the Tata Group, is the leading provider of public international telecommunications services in India. VSNL has, with the acquisition of Teleglobe, a provider of international voice, data and value-added services comprised mainly of mobile global roaming and signaling services, become a global major in wholesale voice and carriage of international long distance minutes, and has acquired ownership of submarine cable systems and has gained access to teleport antennae and transponder capacity serving the Atlantic, Pacific and Indian oceans. VSNL now carries a large share of VoIP traffic as well. VSNL has a global presence including operations in India, the United States of America, the United Arab Emirates, Canada, the United Kingdom, South Africa, Singapore and Sri Lanka. Its range of service offerings include wholesale voice, private leased circuits, IP VPN, Internet access, hosting, mobile signaling and other IP services. VSNL offers a full range of retail products in India to individual customers such as high-speed broadband, dial-up Internet, Wi-Fi, and net telephony under the Tata Indicom brand name.

VSNL is listed on the major stock exchanges in India and its American Depository Shares are listed on the New York Stock Exchange.

Forward-looking and cautionary statement

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. These forward looking statements include, among others, statements concerning VSNL’s communications and information services business, its advantages and VSNL’s strategy for continuing to pursue its business, the anticipated development and launch of new services in its business, the anticipated dates on which VSNL will begin providing certain services or reach specific milestones in the development and implementation of its business strategy, the growth and recovery of the communications and information services, industry, expectations as to its future revenue, margins, expenses and capital requirements and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on VSNL’s network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of VSNL’s communications services, failure to integrate strategic acquisitions such as the Tyco Global Network and Teleglobe International Holdings Limited and changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

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For more information, please contact:

Mr. S. Ravindran

D.G.M. – Corporate Communications

Videsh Sanchar Nigam Limited

Mumbai

Ph. No.: 022-56591216 / 9223306610

Email: ravindran.s@vsnl.co.in